

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 18, 2023

Gary Atkinson
Chief Executive Officer
SINGING MACHINE CO INC
6301 NW 5th Way, Suite 2900
Fort Lauderdale, FL 33309

> **Re: SINGING MACHINE CO INC**
> **Registration Statement on Form S-3**
> **Filed January 11, 2023**
> **File No. 333-269183**

Dear Gary Atkinson:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Eranga Dias at 202-551-8107 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing